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**Exhibit (a)(2)**

CPA®:18 GLOBAL

W. P. CAREY

Your clients may have received an unsolicited tender offer by Everest REIT Investors I, LLP ("Everest") to purchase up to 1,600,000 shares of Class C common stock of CPA®:18 – Global ("CPA®:18") at a price of $6.20 per share, less cash distributions paid by CPA®:18 after December 20, 2018. Neither CPA®:18 nor W. P. Carey Inc. is associated with Everest or this unsolicited offer.

CPA®:18'S BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS REJECT THE TENDER OFFER.

If your clients are considering selling their shares to Everest, please read this postcard and the Schedule 14D-9 filed with the Securities and Exchange Commission for the factors considered by the Board in evaluating the tender offer.

You may have received an unsolicited tender offer by Everest REIT Investors I, LLC ("Everest") to purchase up to 1,600,000 shares of Class C common stock of CPA®:18 – Global ("CPA®:18") at a price of $6.20 per share, less cash distributions paid by CPA®:18 after December 20, 2018. Neither CPA®:18 nor W. P. Carey Inc. is associated with Everest or this unsolicited offer.

**CPA®:18 – GLOBAL'S BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS REJECT THE TENDER OFFER**

**The following factors were considered by the Board in evaluating the Everest tender offer:**

- The $6.20 per share offer is 28% less than the current CPA®:18 estimated net asset value ("NAV") of $8.57 per share, which is based in part on an independent third party appraisal.
- Everest acknowledges that their offer price is an opportunistic attempt to make a profit and not in the best financial interest of investors. Everest did not obtain independent valuations or appraisals of CPA®:18's assets.
- CPA®:18 currently maintains a quarterly redemption program pursuant to which CPA®:18, subject to the terms of the redemption program, redeems shares at 95% of NAV.
- There is no independent third party holding funds for payment and Everest may have access to the shares tendered by investors before tendering investors have been paid.
- There is no guarantee that Everest can or will complete the offer as soon as contemplated and reserves the right to amend the terms of the offer, including decreasing the offer price or changing the number of shares being sought at any time before the offer expires.

**If you sell your CPA®:18 shares to Everest, you will not be entitled to any future quarterly cash distributions paid by CPA®:18.**

CPA®:18 has paid 21 consecutive quarterly cash distributions for Class C shares since its inception, totaling $2.81 per share. CPA®:18's most recent quarterly distribution per Class C share was $0.1374, which represents an annualized distribution rate of 5.88%.

For more information regarding the reasons the Board recommends investors reject the offer, please see the Schedule 14D-9 filed with the Securities and Exchange Commission available on CPA®:18's website at www.cpa18global.com.

**PLEASE CONTACT W. P. CAREY'S INVESTOR RELATIONS DEPARTMENT AT 1-800-WP CAREY (800-972-2739) OR IR@WPCAREY.COM WITH ANY QUESTIONS.**

Please consult your financial and tax advisors before making any decisions affecting your investment.

W. P. CAREY 1-800-WP CAREY • www.cpa18global.com • IR@wpcarey.com CPA®:18 GLOBAL

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If you have any questions, please contact W. P. Carey's Investor Relations Department at 1 (800) WP CAREY (972-2739) or IR@wpcarey.com. If you no longer wish to receive W. P. Carey related e-mail correspondence, you may unsubscribe at any time. W. P. Carey Inc., 50 Rockefeller Plaza, New York, NY 10020